Exhibit 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the inclusion in this Registration Statement of Victory Acquisition Corp. (a development stage Company) on Form S-1 of our report dated January 31, 2007, which includes an explanatory paragraph as to a substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Victory Acquisition Corp. as of January 19, 2007 and for the period from January 12, 2007 (inception) to January 19, 2007, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum & Kliegman LLP
Melville, New York
January 31, 2007